Exhibit 4.30

November 30, 2020

Re: Offer of Employment

Dear Spiros Jamas,

I am very pleased to confirm our offer to you of employment with Entera Bio, Inc. (the “Company”), a wholly owned subsidiary of Entera Bio Ltd., an Israeli Company (the “Parent“), as the Chief Executive Officer of Parent (the “Position”). You will report to the board of directors of the Parent (the “Parent Board”).  We are eager to begin integrating you into the Company as soon as possible. Therefore, we are pleased to offer you employment at-will with the Company based on the terms that are outlined in this letter agreement (the “Offer” or the “Agreement”) as follows:

1.          Term.  Your Employment shall commence on January 4, 2021 (the “Start Date”), and shall continue until terminated by either party, pursuant to Section 10 hereof.

2.          Duties and Reporting Relationship. During your employment with the Company, you shall devote 100% (one hundred percent) of your business time, and use your skills and render services to the best of your abilities on behalf of the Company, unless otherwise agreed in writing by the Parent Board.  The Position is a full time, exempt position. You shall be responsible for all duties as reasonably required by the Position and as determined by the Parent Board. You shall comply with all legal requirements and all of the policies and procedures of the Company and the Parent, as in effect from time to time, observe high standard of integrity and act within the limits of your authority.  In addition, you shall be permitted to provide services to trade and charitable organizations and serve on the board of directors of non-competitive companies, which are pre-approved in writing by the Parent Board, so long as such services will not conflict with, or does not interfere with your obligations hereunder or prevent you from performing all of your duties at the level and scope required pursuant to the terms of this Agreement and the applicable law.

3.          Place of Performance.  Initially, you shall work remotely.  As and when the Company and the Parent return to full in person work protocols, your principal place of employment shall be Cambridge, Massachusetts, although you acknowledge and agree that in connection with your employment, you will be required to travel on behalf of the Company and render services within and outside the United States, including the Parent’s offices in Israel.

4.          Annual Base Salary; Bonus. The compensation set forth in this Section 4 below constitutes your sole and total available cash compensation and will be subject to adjustment pursuant to the Company’s employee compensation policies and applicable law (for the purpose of this Agreement, references to “applicable law” shall include any applicable stock exchange regulations and rules) as in effect from time to time.

4.1
Salary. The Company will pay you an annual gross base salary of US $380,000 (the “Annual Base Salary”), payable during your employment in accordance with the Company's regular payroll practice in effect from time to time. Your Base Salary shall be subject to annual review and may be increased but not decreased.  Your salary, bonus and other benefits will be subject to applicable withholding as required by law.

4.2
Bonus. In addition to the Annual Base Salary, you will be eligible to receive an annual bonus (the “Bonus”) in an amount equal to up to 60% of your Annual Base Salary (the “Target Bonus”), subject to the terms of this section 4.2. The Bonus will be awarded on an annual basis and paid in the year following the calendar year to which the Bonus relates  in accordance with the Parent’s compensation policy but in no event later than ninety (90) days after the end of the applicable calendar year), based and subject to your meeting certain criteria and key performance indicators as shall be determined by the compensation committee of the Parent Board (the “Compensation Committee”), and the Parent Board from time to time, and in accordance with the Company’s compensation plan and Company policies, as amended from time to time, and subject to applicable law. It is hereby clarified that the payment of the Bonus may be subject to an approval of the shareholders of the Company, to the extent required to be approved by the shareholders of the Parent in accordance with applicable law. The Company’s goals, parameters, key performance indicators or any terms of the compensation plan or the Bonus entitlement may be reviewed, modified and adjusted by the Company, at any time and for any reason with respect to the future, upon notification to you; provided that any material modification or adjustment made after the establishment of goals, parameters, key performance indicators or terms for a particularly bonus year may only be made with your written consent which such consent shall not be unreasonably withheld. The calculation and interpretation of any Bonus payable, and whether any criteria and/or performance standards have been met, shall be determined by the Compensation Committee and the Parent Board at their sole and final discretion, and shall not be subject to review or appeal. You must continue to be employed on the payment date to be entitled to payment of any Bonus granted by the Company according to the terms of this section 4.2 for any given calendar year.

5.      Benefits.

5.1.
You will be eligible to participate in the Company’s standard full-time employment benefits that are offered by the Company from time to time, which are currently expected to include medical, short term disability and 401K benefits.

5.2.
You will receive other benefits, including vacation, holidays and sick leave, as the Company generally provides to its employees from time to time. As an employee of the Company, you will be entitled to 20 (twenty) days of total paid time off (inclusive of sick days) (“PTO”) per each full calendar year, and your PTO benefits generally will be subject to the Company’s policies as in effect from time to time. In addition, the Company will offer seven (7) Company holidays: New Year’s Day, Presidents’ Day, Memorial Day, Independence Day (July 4), Thanksgiving and the Friday after Thanksgiving and Christmas Day.

5.3.
Notwithstanding anything to the contrary herein, the Company reserves the right to change or otherwise modify, in its sole discretion, the benefits offered to employees to conform to the Company’s general policies as such polices and benefits may be changed from time to time.

6.      Options.

6.1
Subject to the approval of the Parent Board, at its sole discretion, the Company will recommend to the Parent Board that Parent grant you with an option to purchase the number of ordinary shares, par value 0.0000769 NIS each, of the Parent (“Ordinary Shares”), which is equal to 4.5% of the Parent's issued and outstanding share capital on a fully diluted basis as of the Start Date (including for the avoidance of doubt, any issued and outstanding options and warrants to purchase Ordinary Shares as of such date, but excluding any Ordinary Shares that are reserved for issuance under the Entera Bio Ltd. 2018 Equity Incentive plan, as may be amended from time to time (“Option Plan”), but are unallocated of such date) (the “Options”), subject to the requirements of the relevant securities, tax and other applicable laws and regulations. Subject to the approval of the Parent Board and the terms of the Options Agreement (as defined below), the Options will have an exercise price equal to the closing price of the Ordinary Shares as of the grant date by the Parent Board, and will vest over four (4) years, with 25% of the Options vesting at the end of your first anniversary with the Company, and thereafter the remaining 75% of the Options shall vest in equal quarterly increments, so long as you remain employed by the Company on a full time basis on each applicable vesting date (for the avoidance of doubt, and notwithstanding anything to the contrary in the Option Plan and the Options Agreement (as defined below), the Options shall stop vesting if you cease to be employed by the Company, irrespectively if you serve in the capacity of a director of the Parent). In the event of a Change in Control (as defined below), as long as you remain employed by the Company on a full time basis on the closing date of such event, any then outstanding unvested Options shall vest and become fully exercisable as of the closing of such Change in Control.

6.2
Upon and subject to the approval of the grant of the Options by the Parent Board and by the shareholders of the Parent as required by applicable law, and as a condition to the grant of the Options, you shall sign the standard option agreement with the Parent and the Company regarding the options (the “Options Agreement”). Notwithstanding anything herein to the contrary, the Options will be subject to applicable law, the terms and conditions of the Option Plan, the Options Agreement, and other terms and conditions approved by the Parent Board (which such terms and conditions shall be consistent with the vesting schedule and other terms set forth in this Agreement).

6.3
You will be responsible for any and all tax consequences in connection with the grant of the Options, and/or the exercise of the Options and sale of Ordinary Shares. The Company or Parent, as applicable, shall withhold taxes according to the requirements under applicable laws, rules, and regulations, including withholding taxes at source.

7.          Board Member of the Parent Company. In addition, as long as you serve in your Position, the Parent shall make a recommendation to the shareholders of the Parent, at each relevant annual shareholders meeting of the Parent, to elect you as a director of the board of directors of the Parent (the “Parent Board”), subject to applicable law. Notwithstanding the foregoing, in the case of a termination of your employment with the Company for any reason, unless agreed otherwise in writing by the Company prior to the effective date of termination, you hereby irrevocably agree that such board membership with the Parent Board (and any board membership with any affiliate of the Company) will automatically expire and terminate upon the effective date of termination, and to the extent required by the Company or applicable law, you agree to execute all reasonable documents and take all other steps necessary to effectuate such termination and resignation from your position as a director of the Parent Board or any other affiliate of the Company.

8.          Reimbursement of Expenses. The Company will reimburse you for all reasonable, documented out of pocket travel and other business expenses incurred in the performance of your duties upon your submission of appropriately itemized documentation and subject to, on all cases the Company’s expense reimbursement policy as in effect from time to time.

9.          Confidentiality; Non-Competition, Non-Solicitation, and Assignment of Inventions Undertaking. You are required to sign the Company’s standard “Confidentiality, Non-Competition, Non-Solicitation, and Assignment of Inventions Undertaking in the form attached hereto as Exhibit A (the “NDA”) as a condition precedent of your employment. We wish to impress upon you that we do not want you to, and we hereby direct you not to, bring with you any confidential or proprietary material of any former employer or to violate any other obligations you may have to any former employer. The terms and conditions of the NDA shall apply regardless of any change in the nature of your position, duties, compensation or employment with the Company.

10.          At Will Employment.  Should you decide to accept our offer, you will be an at-will employee of the Company, which means the employment relationship can be terminated by either of us for any reason (or for no reason at all), at any time, with or without cause, subject to delivery of 30 (thirty) days prior written notice to the other party; provided that the Company may elect to pay the applicable portion of your Annual Base Salary during the notice period in lieu of providing notice; provided, further, that the Company will not be required to provide advance notice or pay in lieu thereof in the case of a termination of your employment by the Company for Cause (as defined below). Any statements or representations to the contrary should be regarded by you as ineffective. Further, any participation in any stock option or benefit program is not to be regarded as assuring you of continuing employment for any particular period of time. Any modification or change in your at-will employment status may only occur by way of a written agreement signed by you and the Company. Salary and other benefits (including any Bonus) shall immediately terminate upon termination, other than as provided for herein; provided, however, that in case your employment is terminated by the Company without Cause or you resign for Good Reason (as defined below) at any time, you shall be entitled to (i) a one time lump sum severance payment equal to a period of twelve (12) months of your then-effective Annual Base Salary, and (ii) an extension of your exercise period with respect the vested Options as of the date of termination for up to two (2) years post-termination (provided that in no event shall such extension extend beyond 10 years from the grant date), in each case subject to your execution and non-revocation of a customary release of claims against the Company, the Parent and their affiliates. . Any severance to which you are entitled will be payable in one lump sum in the next regular Company pay period following expiration of any consideration and revocation period with respect to the release (such period not to exceed 60 days). If the consideration and revocation period spans two calendar years, then the lump payment will be paid on the first payroll date following expiration of the applicable revocation period in the second calendar year.  Regardless of the circumstances surrounding the termination of your employment, you hereby undertake that upon termination of employment, you will return to the Company all Company's property and assist with any transition or handover of the position, unless otherwise instructed by the Company.

11.          Employee’s Representations. By signing this Offer, you represent and warrant that no provision of any law, regulation, agreement or other source prohibits you from entering into employment relations with the Company according to the terms of this Offer and fulfilling all its terms. Without derogating from the above, you undertake that your performance of the terms of this Offer will not breach any written or oral agreement entered into by you with a former employer or with any other third party. Subject to the provisions of Section 1 above, you further undertake not to engage, directly or indirectly, in any business, professional or commercial occupation outside your employment with the Company, whether or not such occupation is rendered for any gain, without the prior written approval of the Company, and subject to the terms of such approval. You further undertake to execute any D&O questionnaire and other affidavits as may be required according to applicable law (whether prior to the Start Date or as may be required from time to time).

12.          Authorization to Work; Background Check. You are required to provide to the Company documentary evidence of your identity and your eligibility to work in the United States no later than the Start Date. If you have questions about this requirement, you may contact the Company’s CFO, Dana Yaacov. If you do not do so, then this Offer shall be null and void and shall have no force and effect whatsoever. During your employment, should you cease to be eligible to work in the United States, for any reason, you shall immediately inform the Company of the same and your employment shall be terminated immediately.  Eligibility to work in the United States is an express condition of your employment with the Company. In addition, consistent with the Company's pursuit of a quality workforce and professional services, the Company requires, as a condition of employment, that all applicants authorize and consent to a pre-employment background checks and drug screen. This Offer is contingent upon submitting to and successfully passing both, if the Company deems these necessary.

13.          Indemnification.  You will be entitled to execute the Parent's D&O indemnification agreement, in the same form as was executed by all other directors of the Company, subject to applicable law, the Company's articles of association and the required approvals. Subject to applicable law, you will be covered by the D&O insurance policy of the Parent in the same manner as applicable to all officers and directors of the Parent and the Company, as in effect from time to time, subject to the terms of such policy.

14.          Data Privacy; Monitoring of Company Systems. You consent, of your own free will, that the information in this Agreement and any information concerning you that is gathered by the Company, will be held and managed by the Company or on its behalf, and that the Company shall be entitled to transfer such information to third parties, domestically or abroad. The Company undertakes that the information will be used and transferred for legitimate business purposes only. Without derogating from the generality of the above, such purposes may include human resources management and assessment of potential transactions. You agree that the Company may monitor your use of its systems and copy, transfer and disclose all electronic communications and content transmitted by or stored in such systems, in pursuit of the Company's legitimate business interests, all in accordance with the Company's policy as in force from time to time and subject to applicable law. For the purposes of this section, the term "systems" includes, without limitation, telephones, computers, computer systems, internet servers, electronic databases and software, whether under the your direct control or otherwise.

15.          Section 409A. If at the time of your separation from service, you are a “specified employee,” as defined in Section 409A of Code and the rules and regulations promulgated thereunder (“Section 409A”), any and all amounts that may be payable to you, if any, in connection with such separation from service that constitute deferred compensation subject to Section 409A and that would (but for this sentence) be payable within six months following such separation from service, shall instead be paid on the date that follows the date of such separation from service by six months. Notwithstanding anything to the contrary herein, to the extent required by Section 409A, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A.  For purposes of Section 409A, each payment made under this Agreement and the NDA shall be designated as a “separate payment” within the meaning of Section 409A. Notwithstanding anything to the contrary herein, except to the extent any expense, reimbursement or in-kind benefit provided pursuant to this Agreement does not constitute a “deferral of compensation” within the meaning of Section 409A, (x) the amount of expenses eligible for reimbursement or in-kind benefits provided to you during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to you in any other calendar year, (y) the reimbursements for expenses for which you are entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred and (z) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit.

16.          Governing Law; Jurisdiction. This Offer and the NDA shall be governed by the laws of the Commonwealth of Massachusetts, without giving effect to conflict of law provisions thereof, and the federal or state courts of the State of Massachusetts shall have exclusive jurisdiction with respect to any action or legal proceeding arising out of or relating to this Offer. YOU HEREBY IRREVOCABLY WAIVE ANY RIGHTS YOU MAY HAVE TO A TRIAL BY JURY, and further, irrevocably waive any objection with respect to the venue being an inconvenient forum.

17.          Entire Agreement. This Offer, together with the NDA, will form the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises with respect to your employment made to you by anyone, whether oral or written, and it can only be modified in a written agreement signed by you and by another officer of the Company or director of the Parent Board.

18.          Expenses. Each party hereto will bear its own fees and expenses in connection with the negotiation and preparation of this Agreement.

19.          Corporate approvals. Notwithstanding anything to the contrary in this Agreement, it is hereby agreed that this Offer is subject to, and shall only enter into effect upon, the receipt of the approval by all corporate approvals as required according to applicable law (including without limitation, the Compensation Committee, the Parent Board and the shareholders of the Parent).

20.          Assignment. The Company is allowed, at its sole discretion, to assign this Agreement or any other agreement with you, to any of its affiliates, without giving any prior notice. In any event of assignment as aforesaid, this Agreement shall apply to any successor or assignee, mutatis mutandis.

21.          Defined Terms. Certain capitalized terms in this Agreement shall have the meaning set forth below.

“Cause” shall mean any material breach by you of any agreement to which you and the Company or Parent are both parties, or of any of the Company's or Parent's code of conduct or other material policies, that is injurious to the Company and/or Parent; substantial negligence in the performance of, or substantial failure to perform, your services to the Company or Parent, which breach, negligence or failure, as applicable, is not cured within fourteen (14) days following written notice by the Company or Parent; commission by you of a felony or other crime involving moral turpitude or having been the subject of any order, judicial or administrative obtained or issued by the SEC for any securities violation involving fraud; or willful misconduct by you which has, or could reasonably be expected to have, a material adverse effect upon the business, interests or reputation of the Company or Parent.

“Change of Control” shall mean: (a) the consummation of a merger or consolidation of the Parent with or into another entity, if persons who were not stockholders of the Parent immediately prior to such merger or consolidation own immediately after such merger or consolidation 50% or more of the total combined voting power of the outstanding equity securities of each of (i) the continuing or surviving entity and (ii) any direct or indirect parent corporation of such continuing or surviving entity; or (b) the sale, transfer or other disposition of all or substantially all, in one transaction or a series of related transactions within a 12-month period, to any person or entity (other than an affiliate of the Parent), of the assets of the Parent or its subsidiaries.

“Resignation for Good Reason” shall mean a separation from service as a result of your resignation after one of the following conditions has come into existence without your consent: (i) a material diminution in your compensation, except for across-the-board reductions approved by the Parent Board affecting all of the Company’s and the Parent’s executives and officers); or (ii) a material diminution in your title, duties, authority or responsibilities with Parent; (iii) a material breach of the Company’s or Parent’s obligation under any agreement between the Company and you; provided, however, that in each case, Good Reason shall in no event exist unless you have given written notice to Parent within sixty (60) days of the initial existence of the event(s) giving rise to such Good Reason, including specific details regarding such event(s) and unless Parent has thereafter failed to cure such event(s) within thirty (30) days after delivery of such written notice.

22.           Acceptance. This Offer remains subject to approval of the Parent Board. This Offer will remain open until November __, 2020. If you decide to accept our Offer, and we hope you will, please sign the enclosed copy of this Offer in the space indicated as well as the NDA and return them to the Company. Your signature will acknowledge that you have read and understood and agreed to the terms and conditions of this Offer and the attached documents. Should you have anything else that you wish to discuss, please do not hesitate to contact us.

[Signature Page to Follow]

We look forward to the opportunity to welcome you to the Company.

Very truly yours, ________________________ Chairman of Parent Board

Attachments:

•	Exhibit A- Confidentiality, Non-Competition, Non-Solicitation, and Assignment of Inventions Undertaking.

I have read and understood this Offer and hereby acknowledge, accept and agree to the terms as set forth above and further acknowledge that no other commitments were made to me as part of my employment offer except as specifically set forth herein.

_____________________ Spiros Jamas	Date signed: ______________

[Signature Page to Entera Bio, Inc. Offer Letter // Spiros Jamas; 2020]

Exhibit A
Confidentiality, Non-Competition, Non-Solicitation, and Assignment of Inventions Undertaking

I, the undersigned, employed by Entera Bio, Inc. (“Company”), pursuant to the offer letter between me and Company, dated November 30, 2020 (“Agreement”), and upon the signing of this Confidentiality, Non-Competition, Non-Solicitation, and Assignment of Inventions Undertaking (this “Undertaking”):

I acknowledge that in the course of my employment with the Company, I will become familiar with a range of Confidential Information (as defined below) and that my services are of particular and special value to the Group (as defined below). In consequence, I undertake the following towards Entera Bio Ltd., the parent company (the “Parent”), the Company and any other entities which control, are controlled by or are under common control with the Company and/or the Parent, now or in the future (individually and collectively referred to as the “Group”).

I understand that the terms of this Undertaking shall survive termination of the Agreement.

1.	Confidential Information and Confidentiality

1.1
I am aware that I may have access to or be entrusted with information (regardless of the manner in which it is recorded or stored) relating to the business interests, methodology or affairs of the Group, or any person or entity with whom or which the Group deals or is otherwise connected and which, for the avoidance of doubt, includes the terms of the Agreement, other than the terms of this Undertaking (“Confidential Information”). By way of illustration, Confidential Information includes but is not limited to technical information, whether ideas or reduced to practice, techniques, products, technologies (actual or planned) and their components, Inventions (as defined below), research and development activities, drawings, pricing methods, financial data, business and marketing strategies and plans, customer and supplier information and information pertaining to employees or officers of, or investors in, the Group.

1.2
During the term of the Agreement and at all times thereafter I shall keep confidential, and shall not except in the proper performance of my employment duties use, disclose and/or make available, directly or indirectly, to any third party any Confidential Information without the prior written consent of the Company. The foregoing does not apply to information that is already in the public domain through no fault of my own, or to disclosures which are required by law, in which case I will notify the Company immediately on becoming aware of such requirement or its likely occurrence.

1.3	Without derogating from the generality of the foregoing, I confirm that:

1.3.1
Except in the proper performance of my employment duties, I shall not copy, transmit, communicate, publish or make any commercial or other use whatsoever of any Confidential Information, without the prior written consent of the Company.

1.3.2	I shall exercise the highest degree of care in safeguarding the Confidential Information against loss, theft or other inadvertent disclosure and in maintaining its confidentiality.

1.3.3
Upon termination of my employment, or at the earlier request of my direct manager, I shall deliver to the Company all Confidential Information and any and all copies thereof that have been furnished to me, prepared by me or came to my possession howsoever, and I shall not retain copies thereof in whatever form.

2.	Non-Competition and Non-Solicitation

I hereby covenant that throughout the term of the Agreement and for a period of twelve (12) months thereafter (the “Restricted Period”), I shall not, whether directly or indirectly, in any way:

2.1
in any capacity whatsoever, whether independently or as a shareholder (excluding holding up to 5% of the share capital of a public company), employee, consultant, officer or in any managerial capacity, carry on, set up, own, manage, control or operate, be employed, engaged or interested in a business which directly competes with, or proposes to directly compete with, the Group, or any part thereof; provided, however, that this Section 2.1 shall only apply if (a) the Company notifies me within ten days prior to my effective date of termination that this Section 2.1 should apply and (b) during the Restricted Period, the Company pays me an amount equal to 50% of what I would receive as base salary had I continued to be employed during the Restricted Period;

2.2
canvass, solicit, or endeavor to entice from the Group, or otherwise have any business dealings with, any person or entity who or which at any time during my employment was or is an employee, agent, officer, consultant, advisor or other independent contractor of or provider of services to the Group;

2.3	otherwise interfere with the relationship between any of the persons or entities listed in Section 2.2 and the Group (including by assisting another to interfere in such relationship).

2.4	I acknowledge that my obligations under this Section 2 are reasonable in light of my position and duties within the Company and the nature of the Group’s business.

3.	Inventions

3.1
I shall promptly disclose to the Parent Board (as defined in the Agreement) all inventions, original works of authorship, developments, know-how, trade secrets, designs, improvements and discoveries which I solely or jointly conceive, develop or reduce to practice or cause to be conceived, developed or reduced to practice during the course of my employment with the Company or which use Confidential Information or other Group’s property, whether patentable or not (“Inventions”).

3.2
I further confirm that all Inventions, and any and all rights, interests and title therein, shall be the exclusive property of the Group and I shall not be entitled to, and I hereby waive now and in the future, any claim to any right, compensation or reward in connection therewith.

3.3
Without derogating from the Group’s rights under this Undertaking or any law, I agree to assign and hereby automatically assign and shall in the future take all the requisite steps (including by way of illustration only, signing all appropriate documents) to assign to the Company. or other member of the Group and/or its designee any and all of my foregoing rights, titles and interests in respect of any Inventions, on a worldwide basis and acknowledge now and in the future acknowledge the Group’s full and exclusive ownership in all such Inventions. I shall, at any time hereafter, execute all documents and take all steps necessary to effectuate the assignment to the Group or its designee or to assist them to obtain the exclusive and absolute rights, title and interests in and to all Inventions, including by the registration of patents or trademarks, protection of trade secrets, copyright, or  any other applicable legal protection, and to protect the same against infringement by any third party, including by assisting in any legal action requested by the Group with respect to the foregoing.

3.4
I hereby acknowledges and agree that all copyrightable works included in the Inventions shall be “works made for hire” within the meaning of the Copyright Act of 1976, as amended (17 U.S.C. §101) (“Act”), and that Company (or the Parent, if applicable) is to be the “author” within the meaning of the Act. In the event that title to any or all of the Inventions does not or may not by operation of law, vest in Company (or the Parent, if applicable), I hereby agree to promptly disclose and provide all Inventions to Company and hereby assign to Company (or the Parent, if applicable), all of my right, title and interest in all Inventions and all copies of them, in whatever medium fixed or embodied, and in all writing relating thereto in my possession or control. I hereby expressly waive that which may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like or similar rights in any Invention or any such work made for hire.

3.5
If Company (or the Parent, if applicable) is unable, after duly reasonable effort, to secure my signature on any such documents, I hereby irrevocably designate and appoint Company, the Parent and their duly authorized officers and agents as my agent and attorney-in-fact, to do all lawfully permitted acts (including but not limited to the execution, verification and filing of applicable documents) with the same legal force and effect as if performed by myself.

4.	No Conflicting Obligations

I will not, at any time during the term of the Agreement, use or disclose any trade secrets or proprietary or confidential information in such manner that may breach any confidentiality or other obligation I owe to any former employer or other third party, without their prior written consent.

I warrant that I have the full right to assign the Inventions and the associated rights, titles and interests and that I have not made, and will not make, any agreement in conflict with this paragraph or Section 3 above.

5.	Notice to Offerors

I agree that if, during my employment with the Company or the period of the restrictions set out in Section 2, I receive an offer of employment or engagement, I will provide a copy of this Undertaking to the offeror as soon as is reasonably practicable after receiving the offer and will inform the Company of the identity of the offeror.

6.	Employee Protections

I understand that nothing in the Agreement, this Undertaking or otherwise limits my ability to communicate directly with and provide information, including documents, not otherwise protected from disclosure by any applicable law or privilege to the Securities and Exchange Commission (the “SEC”), any other federal, state or local governmental agency or commission (“Government Agency”) or self-regulatory organization regarding possible legal violations, without disclosure to the Company.  The Company may not retaliate against me for any of these activities.

Pursuant to the Defend Trade Secrets Act of 2016, the parties hereto acknowledge and agree that I shall not have criminal or civil liability under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.  In addition and without limiting the preceding sentence, if I file a lawsuit for retaliation by the Company for reporting a suspected violation of law, I may disclose the trade secret to my attorney and may use the trade secret information in the court proceeding, if I (X) file any document containing the trade secret under seal and (Y) do not disclose the trade secret, except pursuant to court order.

7.	General

7.1
Without intending to limit the remedies available to the Company, I agree that a breach of any of the covenants contained in this Undertaking may result in material and irreparable injury to the Group for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company shall be entitled to seek a temporary restraining order or a preliminary or permanent injunction, or both, without bond or other security, restraining me from engaging in activities prohibited by the covenants contained in this Undertaking or such other relief as may be required specifically to enforce any of the covenants contained in this Undertaking. Such injunctive relief in any court shall be available to the Company in lieu of, or prior to or pending determination in, any proceeding. In addition to the remedies the Company may seek and obtain hereunder, the Restricted Period shall be extended by any and all periods during which I am in breach of Section 2.

7.2	I acknowledge that any breach by me of my obligations pursuant to this Undertaking may cause substantial damage for which the Group shall hold me liable.

7.2
The terms of this Undertaking shall be interpreted in such a way as to give them maximum enforceability at law. The unenforceability of any term (or part thereof) shall not affect the enforceability of any other part of this Undertaking.

 7.3       My undertakings hereunder are in addition to, and do not derogate from, any obligation to which I may be subject under applicable law or any Group policy or agreement.

7.4	I have been given at least ten days to review this Undertaking, and I have been advised that I should seek legal counsel to advise me on the terms hereof.

_____________________ Spiros Jamas	______________ Date

Entera Bio Inc. hereby agrees to and accepts the assignment of all rights in the Inventions.

_____________________ Entera Bio Inc. Name: Title:	_____________ Date

[Signature Page to Confidentiality, Non-Competition,
Non-Solicitation, and Assignment of Inventions Undertaking]